## Sit Tax-Free Income Fund (SNTIX) and Sit Minnesota Tax-Free Income Fund (SMTFX) September 30, 2020

The **Sit Tax-Free Income Fund** provided a return of 1.92% during the 12-month period ending September 30, 2020, compared to the return of the Bloomberg Barclays 5-Year Municipal Bond Index of 4.56%.  The Fund's 30-day SEC yield was 2.22% and its 12-month distribution rate was 2.92%.  The Fund's effective duration was 5.6 years.

The **Sit Minnesota Tax-Free Income Fund** provided a return of 2.05% during the 12-month period ending September 30, 2020, compared to the return of the Bloomberg Barclays 5-Year Municipal Bond Index of 4.56%.  The Fund's 30-day SEC yield was 1.95% and its 12-month distribution rate was 2.87%. The Fund's effective duration was 5.1 years.

### Foundation for Sustained U.S. Recovery Forming but Economy Remains Hostage to Coronavirus

The post-lockdown economic recovery, fueled by extraordinary global stimulus, easy financial conditions, and pent-up demand, remains vulnerable to coronavirus-linked shocks and will likely require ongoing government intervention to achieve escape velocity and, in the event of another surge in new infections, thwart a possible double-dip recession. Due largely to policymakers' decisive actions, the economy averted a more dire possible outcome, leading to a spate of positive economic surprises and upward GDP revisions. Although pockets of economic strength persist, notably within single-family housing and durable goods, overall activity has moderated owing to stubbornly high new coronavirus cases. With a vaccine likely not widely available until mid-2021, another resurgence in the pandemic remains a major risk. Measures to contain the outbreak, and resultant economic downturn, have weakened public finances, triggered a spike in bankruptcies, and, at least in the near term, shifted consumer priorities. Even so, the foundation for a sustained recovery is forming: the job market is recuperating, manufacturing orders are growing, and confidence is on the upswing.

### Democratic Sweep Policy Could Boost Growth at the Expense of Already-Untenable Federal Debt

The near-term macro outlook is clouded further by the upcoming elections, the results of which could reshape legislative, policy, and spending priorities. Joe Biden now leads President Trump by roughly nine percentage points in national polls, with a tighter lead projected for key battleground states. Even so, the election result is far from certain, as Hillary Clinton maintained a sizable lead at this point in 2016. Biden's economic agenda entails approximately $7.2 trillion in new spending over ten years, offset by $3.9 trillion from higher taxes and other revenue. Under a Democratic sweep, Moody's Analytics projects full implementation of Biden's stated agenda would result in average real GDP growth of +4.2 percent between 2020 and 2024 versus +3.2 percent under current policy. The added growth will likely come at the expense of a higher federal debt burden, with the CBO projecting beforehand debt held by the public will double to 200 percent of GDP by mid-century. With the prospect of higher taxes and re-regulation, a sweep may also dent business confidence and spark a wave of multinational firm relocations. However, a split Congress would likely temper significant policy shifts. Democrats need to pick up three Republican-held seats to control the Senate if Biden wins, four otherwise. Per oddsmakers, the implied probability of a Democratic sweep is now 38 percent and climbing.

### The Fed's Changes to Monetary Policy Framework

At the annual Jackson Hole Fed meeting in late August, the Federal Reserve announced a fundamental shift in policy to "inflation averaging." Essentially, this means the Fed will let inflation run above the 2.0 percent target, since it has been running well below that target for some time. Additionally, the Fed has shifted its stance on the maximum employment mandate to de-emphasize the traditional view of the inverse correlation between employment and inflation. Employment levels can run at or above maximum estimates without causing concerns of translating into higher inflation levels. These changes should put upward pressure on longer-term rates. The Fed has also communicated its intention to keep short rates near zero until at least 2023. These actions should result in a steeper yield curve with short rates anchored and longer-term rates moving higher.

### Yield Curve Steepens with Compression of Short-Term Rates

Intermediate and long-term high-grade tax-exempt yields closed the third quarter within a few basis points of their levels at the end of the previous quarter. However, short-term tax-exempt yields decreased to levels that are now also more consistent with U.S. Treasury yields. The result was a modestly steeper tax-exempt yield curve slope. In terms of absolute yields, high-grade tax-exempts of all maturity ranges remain low, with the Municipal Market Data (MMD) AAA GO Yield closing the quarter with a yield of 0.13 percent for the 2-year tenor and 1.62 percent for the 30-year tenor.

## Credit Quality and Duration (Income) Drive Performance

Credit quality was the most significant factor driving performance for the quarter, with duration also contributing to results. Lower-quality bonds, mainly those rated BBB and below, including non-rated bonds, outperformed higher-quality bonds. As a result, more credit-sensitive sectors also outperformed higher-quality sectors. The highest performing sectors in the Bloomberg Barclays Municipal Bond Index were tobacco, leasing, industrial development revenue/pollution control revenue (IDR/PCR), and hospitals. In terms of duration, longer duration tax-exempts outperformed shorter duration bonds during the quarter, although returns were more consistent across longer maturities. Generally, stable market yields for longer tax-exempt bonds led to income driving performance, particularly for high-quality bonds.

## Municipal Issuance Strengthens but Increasingly Taxable

After sluggish issuance during March and April, year-to-date municipal issuance now totals nearly $342 billion, the highest on record for the first 9 months of any year. However, the absolute level of issuance is somewhat deceiving because taxable issuance is approximately thirty percent of total issuance, which is nearly as high as in 2010 when Build America Bonds were being issued. The higher proportion of taxable bonds as a percentage of total supply reduces the available supply for tax-exempt buyers. As such, year-to-date tax-exempt supply is approximately $239 billion, which would be modestly below the glide path when compared to the last five years. This lower amount of tax-exempt supply has been supportive in maintaining low absolute yields for tax-exempt bonds. Autumn is generally a period of increased municipal issuance. Should tax-exempt issuance rise this autumn, we could see a modest increase in tax-exempt yields.

## Municipal Bond Strategy

The coronavirus's impact on state and local government budgets remains a concern for investors and other stakeholders. While it remains too early to accurately predict the magnitude of the impact, it is reasonable to say that municipalities will likely feel the effects through at least FY22. Rating agencies have taken a wait and see approach thus far, downgrading less than one percent of municipal issuers. While we do ultimately see a material increase in downgrades, the outlook for municipals remains positive. If state and local governments do not receive significant help from the federal government, they will either have to cut expenses, raise taxes, or both. If they raise taxes, it could increase the attractiveness of tax-exempt bonds. While we are not excited about the absolute level of yields, we continue to find relative value in housing and revenue bond issues and bond structures with attractive call or prepayment features. We expect to maintain duration near current levels and view diversification as a critical component of managing portfolio risk.